FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-220736
November 7, 2018

PRICING TERM SHEET

GasLog Partners LP

8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference
Units
(Liquidation Preference $25.00 per Unit)

Issuer:	GasLog Partners LP
Securities Offered:	8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units representing limited partner interests in the Partnership (the “Series C Preference Units”).
Number of Units:	4,000,000 Series C Preference Units.
Number of Option Units:	600,000 Series C Preference Units.
Public Offering Price:	$25.00 per unit; $100,000,000 total (assuming no exercise of the underwriters’ option to purchase additional units).
Underwriting Discounts:	$0.7875 per unit; $3,150,000 total (assuming no exercise of the underwriters’ option to purchase additional units).
Maturity Date:	Perpetual (unless redeemed by the issuer on or after March 15, 2024).
Ratings:	The Series C Preference Units will not be rated.
Trade Date:	November 7, 2018
Settlement Date*:	November 15, 2018 (T+5)
Liquidation Preference:	$25.00 per Series C Preference Unit, plus accumulated and unpaid distributions.
Distribution Rate:

From and including the Settlement Date to, but excluding, March 15, 2024 (the “Fixed Rate Period”), the distribution rate for the Series C Preference Units will be 8.500% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). From and including March 15, 2024 (the “Floating Rate Period”), the distribution rate will be a floating rate equal to three-month LIBOR plus a spread of 5.317% per annum per $25.00 of liquidation preference per share.

Distribution Payment Dates:

The “Distribution Payment Dates” for the Series C Preference Units will be the 15th day of March, June, September and December of each year, commencing on March 15, 2019. The initial distribution on the Series C Preference Units will be paid on March 15, 2019 in an amount equal to $0.7083 per unit. Distributions on the Series C Preference Units will accumulate at a rate of 8.500% per annum per $25.00 stated liquidation preference per Series C Preference Unit.

Optional Redemption:	The Partnership shall have the option to redeem the Series C

Preference Units, in whole or in part, on or after March 15, 2024 at the liquidation preference of $25.00 per unit, plus accrued but unpaid distributions.
CUSIP/ISIN:	Y2687W 132 / MHY2687W1324
Joint Book-Running Managers:	UBS Securities LLC Morgan Stanley & Co. LLC Stifel, Nicolaus & Company, Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC
Listing:

The issuer intends to file an application to list the Series C Preference Units on the NYSE under the symbol “GLOP PR C.” If the application is approved, trading of the Series C Preference Units on the NYSE is expected to commence within 30 days after their original issue date.

*We expect that delivery of the Series C Preference Units will be made to investors on or about November 15, 2018, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series C Preference Units on the date of this pricing term sheet or the next two succeeding business days will be required, by virtue of the fact that the Series C Preference Units initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series C Preference Units who wish to trade the Series C Preference Units on the date of this pricing term sheet or the next two succeeding business days should consult their advisors.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or contacting UBS Securities LLC at 1-888-827-7275, Morgan Stanley & Co. LLC at Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136, Citigroup Global Markets Inc. at 1-800-831-9146 or Credit Suisse Securities (USA) LLC at Attn: Prospectus Department, One Madison Avenue, New York, New York 10010.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.